INVEST IN **DIESEL BEVERAGES LLC**

The first and only strain-specific cannabis terpene beverages without CBD or THC



dieselbeverages.com Loveland CO

Alcohol Food Retail Eating and Drinking Coffee

LEAD INVESTOR

Richard Pertile

These products and most importantly the founders have always created first to market products. First to grow USDA certified Hemp strains in America, first to have full spectrum medical products for the domestic market and the list goes on. You can now market a product that isn't regulated as a controlled substance by state, limiting where you can grow sales. Companies are only as good as their products. Founders and Executives. This one is a winner!

Invested $52,000 this round

Highlights

1. 🔥 First to market ➕ proprietary strains with unique, great-tasting flavors
2. ∞ No CBD or THC means NO LIMITS for distribution channels
3. 🚀 Therapeutic properties of cannabis terpenes ➕ all-natural flavors = huge consumer beverage market
4. 🛒 Established concept ➕ top distributor partnership ➕ now selling on Amazon
5. 🙌 Now-in-production product mix with long pipeline of future releases
6. 📈 Revenues projected to surpass $6M by 2024 (projections cannot be guaranteed)

6. 📈 Revenues projected to surpass $6M by 2024 (projections cannot be guaranteed)

7. 💰 Accomplished results-driven leadership team with 36+ years of experience in the cannabis industry
8. 🍸 Non-Alcoholic Beverage Alternative

Our Team



Marc Brannigan CEO, Co-Founder

Founded multiple unique cannabis companies, one sold for $65 million another one was public with a high market cap of over $400 million. First USDA certified organic hemp farm in America. First strain specific cannabis terpene infused beverage. MBA

We feel that Diesel Water and Diesel Coffee are perfect for anyone who enjoys cannabis, who is cannabis curious or someone who just wants a healthy, functional beverage. You do not need to love cannabis to enjoy our beneficial beverages. Terpenes have many documented and proven health benefits. Diesel Water™ is also a great alternative to alcohol.



Natalie Mondine COO, Co-Founder

Over 16 years (7 in the Hemp industry) of herbal formulation, dietary supplement production, with emphasis on Quality assurance, organic certification and cGMPs. Has brought 8 product lines to market. 1st certified organic hemp farm in US.



Jeremy Staton Head of Breeding & Cultivation



Growing and breeding cannabis since 2013, with focus on breeding strains specifically for terpene profiles and their medicinal effects, proficient in solvent-less hash production and extraction.



Chad Gardner Grow Tech & Flavor Specialist

20 years in the restaurant industry, with a specialty in food safety, training, and menu formulation. 6 years experience as head brewer, with a focus in taste evaluations and quality control. 5 years in the cannabis industry, AAS Forestry & Biology.

Why Diesel Beverages?


BECAUSE
ARTIFICAL IS UNORIGINAL
DIESEL™
BEVERAGES

Diesel Beverages' innovative line of Diesel Sparkling Water™ and Diesel Coffee™ is flavored only with strain-specific cannabis terpenes, making it the first true cannabis-derived terpene-infused beverages in the marketplace (derived from cannabis under 0.3% THC). Our first-to-market product line offers the proven benefits of cannabis terpenes without CBD or THC. Most CBD drinks on the market today contain CBD isolate, which is just a commoditized version of hemp. The only differences among CBD beverages are the added ingredients, none of which are unique. The terpene profile of the cannabis strain is the engine that drives the results. Whether it relaxes or energizes you, those effects come from the strain's specific terpene profile.

Currently, the market is saturated with CBD products of varying strengths and purity. Many people looking for the medicinal benefits of cannabis don't want the "high" these products produce. Federal and many state regulations also prohibit their sale across state lines, meaning it's almost impossible to market a good product nationally – until now!

That's why we have made it our mission to produce unique beverages utilizing strain-specific cannabis terpenes, whose benefits can be enjoyed by everyone, everywhere. The proprietary strains we have developed over 5 years of research and development, produce distinct flavor profiles found nowhere else. They also retain their medicinal benefits yet taste great.

With more than 36 years of combined experience, our founders have deep roots in the cannabis, dietary supplement, and natural foods industries. Their passion for bringing functional, and top-quality products into the mainstream market is how Diesel Beverages™ and their other product lines were born.

Proprietary Genetics


Abacus Diesel™
Cherry Abacus™
Cherry Diesel™
Pilot G™ (Grape)
Strawberry Diesel™
Lemon Abacus™

It all starts with our Diesel Hemp™ line, which has a well-established following. Our proprietary Colorado CBD Seed™ hemp strains are considered among the best on the market. These strains were developed in-house through selective breeding and are what sets us apart – because they are not only unique but virtually impossible to replicate, especially for use in beverages.




DIESEL HEMP
PREMIUM HEMP FLOWER

** Diesel Hemp™ is independent from Diesel Beverages and is not included in this equity crowdfunding campaign

We've spent the last five years breeding our unique Diesel Hemp™ strains based on unmatched flavor profiles that are used in our products. In addition to the strains mentioned, we have many more that soon will be finished and released.

What are terpenes, and why are they important?

Cannabis Terpenes are the key to our revolutionary beverages. Terpenes are the "essential oils" of the cannabis plant and are what make each strain unique. They are what determines the effects that you experience from each strain, and are also directly responsible for the entourage effect. Research shows that terpenes bind to chemical receptors in the brain and body, sending signals to help regulate our body's systems for optimal health. Reported benefits include anti-inflammatory support, relaxation, pain relief, sedation, and enhanced mood, just to name a few.



We extract and distill the delicate and valuable terpenes from our cannabis strains that are bred and produced in-house

We're the first - and only - company to have found a way to make true cannabis terpene-infused beverages without the CBD or THC, thus eliminating the high while retaining the therapeutic benefits of the plant. Through our innovative breeding program, we've developed cannabis strains with comprehensive terpene profiles, thus producing deliciously flavored sparkling water and cold brew coffee with therapeutic benefits.

Our proprietary terpenes also give our beverages their unique flavors – naturally. Lemon Abacus™, known for its invigorating citrus smell and taste; Cherry Abacus™, with its fresh wild berry aroma; and Abacus Diesel™, offering the truly unique invigorating OG profile. Each strain produces delightful flavor notes without artificial ingredients and no added sugar - Ever!

Our Product Lines


DIESEL
WATER
DIESEL COFFEE

We've distinguished our brand from all other cannabis products by ensuring quality, flavor, purity, and marketability:

- Focus is on strain-specific flavor profiles
- Proprietary cultivars and formulas make us unique in the marketplace
- Can be marketed to cannabis connoisseurs and canna-curious
- No CBD or THC expands the potential user base
- High-end products and packaging
- Created for easy cross marketing and cross branding

Our Current Flavors


LEMON ABACUS™
ABACUS DIESEL™
CHERRY ABACUS™

Abacus Diesel™ is our flagship strain. This proprietary cultivar took four years to breed, with a well-known flavor profile that's considered some of the best ever produced. It was only natural that we would take Abacus Diesel™'s advantages in health and flavor and meld them with pure, sparkling water.

From this insight we developed Diesel Sparkling Water™, which is quickly gaining in popularity since their launch. Flavored Diesel Sparkling Waters include Lemon Abacus™, Cherry Abacus™, Abacus Diesel™, and the soon to be released Pinot G™.

Competitive Advantages

We believe that Diesel Beverages is positioned to be in a competition-free market for the foreseeable future. We're the first to market with our unique formulations and flavors, with strain-specific cannabis terpene-flavored sparkling waters that contain no CBD or THC.

Other advantages include:

• Existing brand recognition of our strains

• Proof of concept has been established for each line

• Proprietary strains created in house and protected by trademarks

• Our initial breeding is complete, and it would take years for competitors to breed the THC out of a strain and stabilize it for mass production

• Our plants are already in production with more than 10 acres of outdoor farms and greenhouses

• Current harvests allow for production of ~5 million cans in 2022

Additionally, Diesel Beverages were designed specifically to be a non-regulated product:

• Current cannabis regulations do not apply to Diesel Sparkling Water™ because it contains no CBD or THC

• All of our hemp is compliant and grown in accordance with all state laws and the 2018 Farm Bill

• Terpenes are considered generally recognized as safe (GRAS) by the FEMA GRAS assessment of aliphatic and aromatic terpene hydrocarbons used as flavor ingredients

This means that distribution for Diesel Beverages is wide open. It can be shipped and sold across state lines without worrying about regulations, unlike all other THC and CBD products. And they are meant to be enjoyed by all demographics.

Current Production

We have every step of the process done, and our beverages are launched. This isn't just an idea, it's fully in the works and ready to scale.


DIESEL
WATER

From the ground up, we have every step of the process in motion and ready to scale as our production needs increase

• **Breeding and Growing:** We have relationships with our contract farmers whom have already grown our genetics. They plan on growing and scaling with us to meet our production needs, as our beverage line evolves. We have the ability to produce as much flower as needed for our beverage lines, with the assistance of our experienced farmers.

• **Extraction:** We have spent years on R&D learning how to properly extract the delicate terpenes from our strains. We have contracts with several extraction companies that are able to consistently extract and distill the highest of quality terpenes from our strains at large scale.

• **Formulation:** We have a team of formulators, including our Co-Founder Natalie Mondine, who have a dynamic array of skillsets, including micro encapsulation, cannabinoid formulation, quality assurance, quality control and regulatory / compliance in production setting. Additionally we have contract manufacturing facilities that can scale our formulas in preparation for large scale production. We have already dedicated years of R&D to ensure our beverage formulas are consistently delicious.

• **Manufacturing:** We have a state-of-the-art contract manufacturing plant that is ready and able to scale in order to produce however many cans we need. They are able to provide many different types of beverages, and all services we need as we grow and quickly evolve our Diesel Beverage line.

Stats

• The global **non-alcoholic beverages** market size was valued at USD 919.13 billion in 2019 and is projected to reach USD 1.2 trillion by 2027, exhibiting a CAGR of 8.20% during the forecast period

• The global **flavored water market** size was estimated at USD 13.50 billion in 2020 and is expected to reach USD 14.71 billion in 2021

• The **cannabis market** (all THC + CBD products) was 22.9 billion USD in 2020 and is projected to grow at a CAGR of 18.1% during the forecast period (2021-2026) (mordorintelligence.com)

• The market value of **CBD-infused beverages** in the United States is predicted to grow substantially over the coming years. By 2023, the market is expected to be valued at 1.4 billion USD, over 16 times greater than its 2018 size (Statista.com)


DIESEL
WATER
DIESEL
WATER
DIESEL
WATER

Use of Proceeds for $250,000 raise

$100,000 for our second Diesel Water™ canning run

$50,000 for our second Diesel Coffee™ canning run

$50,000 for marketing and advertising

$50,000 working capital

* *We will be doing additional raises in the future*

Forecasting

Due to the nature of the current environment forecasting is extremely difficult.

For 2022 we expect to can a minimum of 600,000 cans with gross revenue of $1,250,000 with a 50% gross profit margin.

**This does not include revenue from selling our terpene concentrates to restaurants, bars and clubs.*

For 2023 we expect to be at a minimum run rate with a combination of Diesel

For 2023 we expect to be at a minimum run rate with a combination of Diesel Water™ and Diesel Coffee™ of 350,000 cans every other month which would equate to a minimum gross revenue of just over $ 5 million with a 55% gross profit margin.

***This does not include revenue from selling our terpene concentrates to restaurants, bars and clubs.**

Forward-looking projections cannot be guaranteed.


ARTIFICAL IS UNORIGINAL ™
THE FUTURE IS
DIESEL™

Downloads

Our Founders.pdf